Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the third quarter and nine months ended September 30, 2003

All amounts are in US$ unless otherwise stated

MobiFon Holdings B.V. ("Holdings" or the "Company"), is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The company is a wholly owned subsidiary of ClearWave N.V. ("ClearWave"), and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

MobiFon S.A. ("MobiFon" or "Connex"), the market leader in Romania with an estimated 48.4% share of the cellular market, added 215,954 net subscribers for the third quarter for a total of 2,962,081, compared to 2,462,560 subscribers at the end of the same 2002 period, an increase of 20%. Connex focused on attracting higher-end postpaid subscribers, achieving a 43/57 prepaid/postpaid mix of new subscribers for the quarter and resulting in a 63/37 prepaid/postpaid mix at the end of September 2003 compared to 65/35 a year ago. In September, MobiFon increased the validity period for its prepaid users from 12 months to 14 months. The change aligns MobiFon's policy with its main competitor's policy and accounts for an estimated reduction in churn of 32,000 subscribers for the quarter.

On October 6, 2003, Connex was the first Romanian operator to reach the 3 million subscriber milestone, a direct consequence of a very strong third quarter performance. The third quarter of 2003 marked MobiFon's second largest quarterly subscriber growth, the best Q3 in MobiFon's history and is also estimated to have set record growth for the Romanian market as a whole. Management believes such growth to be reflective of an improved economic environment in Romania and increased marketing activities by all operators. During the past 12 months, management estimates cellular penetration in Romania increased to 28.2% from 20.4% at the end of the third quarter of 2002.

Service revenues reached $144.1 million, a 28.0% increase over the $112.6 million for the third quarter of 2002. This increase was largely attributable to an 18.9% increase in average subscribers and a 6.8% increase in monthly average revenue per user ("ARPU")1. ARPU for the third quarter reached $15.44 compared to $14.44 in the second quarter and $14.45 for the same period of last year. Cost of services increased 35.3% to $28.5 million compared to $21.0 million for the same period last year primarily due to higher roaming, leased lines and site costs as a result of the greater subscriber base and network traffic. Selling, general and administrative (SG&A) expenses increased to 22.6% of service revenues compared to 20.8% for the 2002 corresponding period. EBITDA2 increased 18.7% to $76.4 million compared to $64.4 million for the same period last year. EBITDA as a percentage of service revenue decreased to 53% compared to 57% in the quarter ending September 30, 2002. Operating income rose 11.7% to $48.0 million compared to $43.0 million for the third quarter of 2002.

Depreciation and amortization increased to $28.4 million for the three months ended September 30, 2003 from $21.4 million in the corresponding 2002 period primarily due to a higher tangible asset base and the shortening of estimated lives on certain assets in the fourth quarter of 2002. Total third party interest expense amounted to $14.0 million for the three months ended September 30, 2003, compared to $5.3 million in the same period in 2002; the $8.7 million increase is primarily attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on the subordinated loan from ClearWave amounted to $15.3 million and $11.7 million for the three month periods ended September 30, 2003 and 2002, respectively.

Higher net income before taxes at MobiFon was the primary cause for both a $2.5 million increase in income tax expense for the three months ended September 30, 2003 compared to the same period in 2002 and a $6.0 million increase in the share of earnings allocated to minority interests in MobiFon.

As a result of the foregoing, net loss for the three months ended September 30, 2003 was $6.4 million compared to $0.8 million for the three months ended September 30, 2003.

For the first nine months, service revenues increased 23.4% to $384.4 million compared to $311.5 million for the same period last year. We added 326,873 net additional subscribers for the nine months compared to 459,009 net additional subscribers during the same period of 2002. We had 2,962,081 subscribers as at September 30, 2003, compared to 2,462,560 subscribers at September 30, 2002, an increase of 20.3%.

Cost of service revenues increased to $74.7 million for the nine months ended September 30, 2003 from $59.0 million for the nine months ended September 30, 2002 but remained stable, as a percentage of service revenues, at 19%. Selling, general and administrative expenses increased to $83.1 million for the six months ended September 30, 2003, compared to $68.2 million for the nine months ended September 30, 2002; however as a percent of service revenue, these expenses slightly decreased to 21.6% of service revenues, compared to 21.9% for the corresponding period in 2002. Our EBITDA increased 23.6% to $213.6 million, or 55.6% of service revenue for the first nine months of 2003, compared to $172.8 million, or 55.5% of service revenue, for the same period last year.

Depreciation and amortization increased to $83.9 million for the nine months ended September 30, 2003, from $62.7 million, due primarily to a higher tangible asset base, write-offs in the amount of $6.0 million for property, plant and equipment which were removed from service during the three month period ended March 31, 2003 or shortly thereafter, and to the shortening of estimated lives on certain assets in the fourth quarter of 2002.

Operating income rose 17.8% to $129.7 million for the nine months ended September 30, 2003, compared to $110.1 million for the same period of 2002.

Total interest expense increased by $20.1 million to $63.6 million for the nine months ended September 30, 2003, as a result of a $14.6 million increase in interest incurred at the corporate level on the subordinated loan from our parent company, ClearWave and a $5.4 million increase in third party interest as a result of interest incurred on Senior Notes issued at Holdings in June 2003, partially offset by lower effective interest rates on MobiFon's credit facilities. 2002 results also included $10.1 million in expenses related to extinguishment of debt at MobiFon. Higher net income before taxes at MobiFon was the primary cause of both a $9.6 million increase in income tax expense for the nine months ended September 30, 2003 and a $12.7 million increase in the share of earnings allocated to minority interests in MobiFon.

As a result of the foregoing, net income for the first nine months of 2003 was $20.2 million, compared to $9.5 million for the nine months ended September 30, 2002.

Liquidity and Capital Resources

As of September 30, 2003, cash and cash equivalents were $106.8 million of which $28.1 million consisted of restricted cash.

Operating activities provided cash of $42.3 million for the third quarter and $169.1 million for the first nine months of 2003 compared to $27.0 million and $106.8 million respectively for the same periods in 2002. The primary factor contributing to the higher operating cash flow was higher operating income before depreciation and amortization of $12.1 million for the quarter and of $40.8 million for the first nine months.

Cash used for investing activities during the third quarter amounted to $14.3 million and was $42.2 million for the first nine months of 2003 compared to $22.0 million and $59.4 million for the same periods in 2002. Our investing activities consisted of acquisitions of property, plant and equipment which during the first nine months of 2003 were partially offset by net proceeds received from the sale of a partial interest in MobiFon of $41.5 million.

Financing activities used cash of $1.6 million for the third quarter and $87.7 million year-to-date. Included therein on a year-to-date basis, were $244.8 million proceeds from debt issuance less $9.5 million in financing costs incurred, $28.1 million in additions to restricted cash, $39.0 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave. During the first nine months of 2002, financing activities used cash of $30.2 million and consisted of repayments of the loan from ClearWave of $17.1 million, $250.5 million of long-term debt repayments, $9.8 million distributed to minority interests in MobiFon, and $7.8 million deferred financing costs partially offset by a $255.0 million draw on MobiFon's new senior loan facility.

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company's share is $24.6 million. During 2002, ClearWave received its pro-rata share of such distributions which amounted to $24.6 million and other minority shareholders had received $0.8 million. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid on July 18, 2003. As a result, the Company's ownership in MobiFon increased to 57.7% from 56.6% at the end of the first quarter of 2003.

On March 19, 2003, the Company sold 11.1 million of its currently owned shares in MobiFon, representing 9.2% of the Company's total shareholding in MobiFon, for aggregate consideration of $42.5 million. Of this amount, $40.0 million was received in cash at the time of sale and $2.5 million was received during the second quarter of 2003. The company utilized $40.0 million of the proceeds to repay loan from parent company. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, the Company's ownership in MobiFon was reduced from 62.4% to 56.6% but was increased to 57.7% during the second quarter as a result of the remaining shareholders' participation in the share repurchase described in the preceding paragraph.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which Holdings' share amounted to $33.5 million.

In July 2003, the shareholders of MobiFon approved additional distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction that was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders. This amount is classified within current liabilities as distribution payable to minority interests as at September 30, 2003.

On June 27, 2003, the Company closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and the remainder was used to repay a portion of the loan payable to parent company.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the Company's future subordinated indebtedness and pari passu in right of payment with all of Company's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, the Company has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of the Company and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, the Company will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On October 16, 2003, the Company's registration statement filed with the United States Securities and Exchange Commission was declared effective whereby substantially similar notes will be registered under the Securities Act when issued pursuant to an exchange offer launched on October 17, 2003. The exchange offer is expected to close by November 17, 2003. During the nine-month period ended September 30, 2003 financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be capitalized so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended loan does not contain any cross-default provision to other indebtedness of the Company and will be nonassignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax advantage that they obtain from the use of the Company's interest expense. That charge will be offset against the loan principal and interest payable. The amount of the loan will be decreased to the extent any taxes are levied against the Company as a result of filing a consolidated tax return with ClearWave.

Long-term debt, including current portion, at the end of the third quarter was $516.6 million, comprised of $296.6 million at MobiFon and $220.0 million at Holdings. Long-term debt includes long-term unrealized losses associated with derivative financial instrument positions of $3.9 million in MobiFon. During the third quarter of 2003, MobiFon drew $9.0 million from its senior loan facility and there was $20.0 million available under this facility at the end of September, 2003.

We expect to have future capital requirements, particularly in relation to the addition of capacity to our network. We intend to finance such future capital requirements from cash flows from operating activities and from drawings on MobiFon's senior loan facility.

Forward-looking Statements

This operating and financial review may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with almost 4.6 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

1 We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Cdn GAAP. We believe ARPU is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

The following table provides a reconciliation between service revenues and ARPU for MobiFon:

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Service Revenue for the
periods (in thousands)	144,127	112,585	384,374	311,510

Average number of subscribers
for the period (in millions)	2.9	2.4	2.7	2.3

Average monthly service
revenue per subscriber for the
period (in $)	16.83	15.64	15.63	15.34

Less: impact of excluding in-
roaming and sundry revenue	(1.39)	(1.19)	(1.19)	(1.07)
ARPU	15.44	14.45	14.44	14.27

2 We define the term "EBITDA" as operating income before depreciation and amortization. Our use of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered in isolation or as an alternative measurement of operating performance or liquidity or net income, operating income, cash flows from operating activities or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

The following table provides a reconciliation of operating income, the most relevant U.S. GAAP term, to EBITDA:

	MobiFon
	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Operating Income	48,001	42,956	129,681	110,105
Depreciation and Amortization	28,411	21,405	83,920	62,734
	76,412	64,361	213,601	172,839

MobiFon Holdings B.V.

Third Quarter 2003

Interim Financial Statements (unaudited)

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

	As at	As at
	September 30,	December 31,
	2003	2002
	(In thousands of U.S. dollars)
ASSETS	[Unaudited]	[Note 1]
Current assets
Cash and cash equivalents	$78,673	$39,539
Cash and cash equivalents – restricted [Note 4]	28,125	—
Trade debtors	50,223	38,173
Inventories	5,921	4,787
Prepaid expenses	14,800	11,224
Deferred cost of equipment	9,453	9,985
Deferred income tax asset	1,601	1,932
Other current assets	—	1,033
Total current assets	188,796	106,673
Property, plant and equipment	451,414	446,624
License	54,990	61,594
Goodwill	43,142	47,523
Deferred financing and other costs [Note 4]	17,342	8,069
	$755,684	$670,483

LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities
Accounts payable — trade	27,354	20,793
Accounts payable — TIW Group	2,485	119
Income and value added taxes payable	16,556	10,457
Accrued liabilities	28,424	17,011
Current portion of subordinated loan from parent company [Note 4]	—	255,818
Deferred revenues	21,240	20,265
Current portion of long-term debt	33,700	—
Distribution payable to minority interests [Note 3]	15,086	13,400
Total current liabilities	144,845	337,863
Deferred income tax liabilities	5,899	5,211
Long-term debt [Note 4]	478,984	267,700
Subordinated loan from parent company [Note 4]	450,332	412,282
Derivative financial instrument position	3,892	3,688
Minority interests	97,351	89,612
Total liabilities	1,181,303	1 116,356
SHAREHOLDER'S DEFICIENCY
Share capital
18,000 of par value shares	16	16
Retained earnings	57,974	37,766
Excess of nominal value of loan from parent company over
invested capital	(481,929)	(481,929)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate
swaps	(1,680)	(1,726)
Total shareholder's deficiency	(425,619)	(445,873)
	$755,684	$670,483

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
	(in thousands of U.S. dollars, except per share data)
REVENUES
Services	$144,127	$112,585	$384,374	$311,510
Equipment	7,600	5,276	20,137	15,342
	151,727	117,861	404,511	326,852
Cost of services	28,457	21,031	74,696	59,014
Cost of equipment	14,224	9,106	33,101	26,775
Selling, general and administrative expenses	32,634	23,363	83,113	68,224
Depreciation and amortization	28,411	21,405	83,920	62,734
OPERATING INCOME	48,001	42,956	129,681	110,105
Interest expense — Third party	(13,968)	(5,287)	(25,167)	(19,721)
Interest expense — Related party	(15,315)	(11,666)	(38,404)	(23,779)
Interest and other income	340	220	1,025	613
Foreign exchange gain (loss)	48	59	1,084	(1,786)
Expenses related to extinguishment of debt	—	(10,100)	—	(10,100)
Gain on disposal of investment [Note 3]	—	—	19,821	—
Income before income taxes and minority interests	19,106	16,182	88,404	55,332
Income taxes	13,141	10,656	35,785	26,147
Income before minority interests	5,965	5,526	52,619	29,185
Minority interests	(12,351)	(6,357)	(32,411)	(19,701)
Net income (loss)	(6,386)	(831)	20,208	9,484
Change in fair value of interest rate swaps	810	—	46	1,771
Comprehensive income (loss)	$(5,576)	$(831)	$20,254	$11,255

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30.
	2003	2002	2003	2002

		(In thousands of U.S. dollars)

OPERATING ACTIVITIES
Net income (loss)	$(6,386)	$(831)	$20,208	$9,484
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	28,411	21,405	83,920	62,734
Accreted interest on subordinated loan from parent company	15,315	11,666	38,040	23,779
Minority interests	12,351	6,357	32,411	19,701
Gain on disposal of investment [Note 3]	—	—	(19,821)	—
Other non-cash items	2,620	4,707	2,412	11,256
Changes in operating assets and liabilities	(10,024)	(16,268)	11,907	(20,114)
Cash provided by operating activities	42,287	27,036	169,077	106,839
INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(14,269)	(21,956)	(83,733)	(59,363)
Net proceeds from the sale of subsidiary shares
[Note 3]	—	—	41,500	—
Cash used in investing activities	(14,269)	(21,956)	(42,233)	(59,363)
FINANCING ACTIVITIES
Repayment of subordinated loan from parent company [Notes 3
and 4]	—	(9,822)	(255,818)	(17,102)
Subsidiary's distributions paid to minority interests	(7,806)	(5,636)	(39,019)	(9,806)
Proceeds from issue of long-term debt [Note 4]	9,000	255,000	244,794	255,000
Repayment of long-term debt	—	(226,059)	—	(250,498)
Deferred financing costs [Note 4]	(2,792)	(7,482)	(9,542)	(7,790)
Additions to cash and cash equivalents – restricted [Note 4]	—	—	(28,125)	—
Cash provided by (used in) financing activities	(1,598)	6,001	(87,710)	(30,196)
Net change in cash and cash equivalents	26,420	11,081	39,134	17,280
Cash and cash equivalents, beginning of period	52,253	47,013	39,539	40,814
Cash and cash equivalents, end of period	$78,673	$58,094	$78,673	$58,094

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIENCY) (UNAUDITED)

			Excess of
			Nominal
			Value of Loan
			from Parent		Accumulated	Total
			Company		Other	Shareholder's
	Invested	Share	over Invested	Retained	Comprehensive	Equity
	Capital	Capital	Capital	Earnings	Income (Loss)	(Deficiency)
	(in thousands of U.S. dollars)
Balance as at
December 31,
2001	$193,086	$ —	$—	$ 25,292	$ (1,771)	$216,607
Combination under
common control	(193,086)	16	(481,929)	—	—	(674,999)
Comprehensive
income	—	—	—	9,484	1,771	11,255
Balance as at
September 30,	—	16	(481,929)	34,776	—	(447,137)
2002
Balance as at
December 31, 2002	—	16	(481,929)	37,766	(1,726)	(445,873)
Comprehensive
income	—	—	—	20,208	46	20,254
Balance as at
September 30,	$—	$ 16	$(481,929)	$ 57,974	$ (1,680)	$(425,619)
2003

See accompanying Notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
September 30, 2003

Note 1  Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company"), develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements included elsewhere in this document. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. The consolidated balance sheet as at December 31, 2002 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Note 2  Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of $1.4 million and $6.0 million for property, plant and equipment, for the three and nine month periods ended September 30, 2003, respectively, the majority of which have already been removed from service.

Note 3  Distribution From and Divestiture of MobiFon S.A.

On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company's share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to the Company. A further distribution of $8.8 million was paid to the Company on December 19, 2002. The effect of these distributions was to decrease the Company's equity interest in MobiFon from 63.5% to 62.4%. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and the remaining $7.8 million which was paid in July, 2003.

In March, 2003, the Company sold 11.1 million of its currently owned shares in MobiFon, representing 9.2% of the Company's total shareholding in MobiFon, for aggregate consideration of $42.5 million. The company utilized $40.0 million of the proceeds to repay the subordinated loan from parent company. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, the Company's ownership in MobiFon was reduced from 62.4% to 56.6% but was increased to 57.7% during the second quarter as a result of the remaining shareholders' participation in the share repurchase described in the preceding paragraph.

In April, 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million). The Company's share of this distribution, which amounted to $33.5 million, was used to further repay the subordinated loan from parent company and for general corporate purposes.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders. This amount is classified within current liabilities as distribution payable to minority interests as at September 30, 2003.

Note 4  Senior Note Issuance

On June 27, 2003, the Company closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and the remainder was used to repay a portion of the loan payable to parent company.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the Company's future subordinated indebtedness and pari passu in right of payment with all of Company's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, the Company has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of the Company and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, the Company will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On October 16, 2003, the Company's registration statement filed with the United States Securities and Exchange Commission was declared effective whereby substantially similar notes will be registered under the Securities Act when issued pursuant to an exchange offer launched on October 17, 2003. The exchange offer is expected to close by November 17, 2003. During the nine-month period ended September 30, 2003 financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be capitalized so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax advantage that they get from the use of the Company's interest expense. That charge will be offset against the loan principal and interest payable. The amount of the loan will be decreased to the extent any taxes are levied against the Company as a result of filing a consolidated tax return with ClearWave.

Note 5  Functional Currency Assessment for MobiFon

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company's reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.